

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 18, 2018

Jenniffer D. Deckard
President and Chief Executive Officer
Fairmount Santrol Holdings Inc.
8834 Mayfield Road
Chesterland, Ohio 44026

      Re: **Fairmount Santrol Holdings Inc.**
              Amendment No. 1 to
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed April 16, 2018
              File No. 001-36670

Dear Ms. Deckard:

We have reviewed your amended filing and related response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2018 letter.

<u>Reserves page 39</u>

1.   We note your response to comment 1. As supplemental information and not as part of your filing please forward the information that establishes the economic feasibility of your reserves for your Kermit, Texas development stage project. This may include your cash flow analysis or other information that demonstrates reserve economics. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of the Exchange Act.

2.   We note your response to comment 2 and we partially reissue the comment. Please disclose the average price assumptions used to determine the economic viability of the materials designated as mineral reserves.

Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Gregory S. Harvey, Esq.
       Calfee, Halter & Griswold LLP